UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

Titanium Metals Corporation

(Name of Subject Company)

Titanium Metals Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

888339 10 8

(CUSIP Number of Class of Securities)

Andrew B. Nace

Vice President and General Counsel

Titanium Metals Corporation

5430 LBJ Freeway, Suite 1700

Dallas, Texas 75240

(972) 233-1700

(Name, address, and

telephone number of person authorized to receive notices

and communications on behalf of the person(s) filing statement)

Copies To:

Glenn D. West

R. Jay Tabor

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) further amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed on November 20, 2012 with the U.S. Securities and Exchange Commission (the “SEC”) by Titanium Metals Corporation, a Delaware corporation (the “Company,” “TIMET,” “we,” “our” or “us”), as amended and supplemented by Amendment No. 1 filed on November 23, 2012, Amendment No. 2 filed on November 28, 2012, Amendment No. 3 filed on December 5, 2012, Amendment No. 4 filed on December 11, 2012 and Amendment No. 5 filed on December 17, 2012. The Statement relates to the cash tender offer by ELIT Acquisition Sub Corp., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Precision Castparts Corp., an Oregon corporation (“Parent”), to purchase all of the outstanding shares of Common Stock at a purchase price of $16.50 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2012, as amended and supplemented by Amendment No. 1 filed on November 23, 2012, Amendment No. 2 filed on November 28, 2012, Amendment No. 3 filed on December 5, 2012, Amendment No. 4 filed on December 11, 2012 and Amendment No. 5 filed on December 17, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2012 (as amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Statement.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

The penultimate paragraph under the heading “Tender Offer and Merger” in Item 2, “Identity and Background of Filing Person,” is hereby amended and restated in its entirety:

“The initial expiration date of the Offer is 5:00 p.m., New York City time, on Wednesday, December 19, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (the “Initial Offer Expiration Date”). The expiration date of the Offer is extended to 5:00 p.m., New York City time, on December, 20, 2012 (such date, or the latest time and date at which the Offer, as so extended, will expire, the “Offer Expiration Date”). The depositary for the Offer has advised Parent that, as of the Initial Offer Expiration Date on December 19, 2012, approximately 149,581,738 Shares have been tendered into and not withdrawn from the Offer, representing approximately 85.4% of the outstanding Shares (which includes Shares subject to guaranteed delivery procedures).

The press release announcing the extension of the Offer is attached as Exhibit (a)(5)(Q) of the Schedule TO.”

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following paragraph immediately after the first paragraph under the subheading “European Union Antitrust Laws” of the “Regulatory Requirements” section:

“On December 19, 2012, the European Commission unconditionally cleared the Offer and the Merger pursuant to the EU Merger Regulation following a Phase I investigation. Accordingly, the condition to the Offer relating to the European Commission’s clearance has been satisfied. The Offer continues to be conditioned upon other conditions described in the Merger Agreement.”

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following paragraph immediately after the first paragraph under the subheading “Other Regulatory Requirement” of the “Regulatory Requirements” section:

“As of the Initial Offer Expiration Date, Parent remained in discussions with the Ministry of the Economy to seek the Ministry of the Economy’s prior authorization for PCC’s proposed acquisition of the Company or satisfactory alternatives thereto. On December 20, 2012, Parent reached an agreement with the Ministry of the Economy regarding Parent’s proposed acquisition of the Company. Accordingly, any conditions to the Offer requiring the Ministry of the Economy’s prior authorization will either be satisfied or waived.”

ITEM 9.	EXHIBITS.

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(O)	Press Release issued by Precision Castparts Corp., dated December 20, 2012 (incorporated by reference to Exhibit (a)(5)(Q) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TITANIUM METALS CORPORATION

Dated: December 20, 2012	By:	/s/ James W. Brown
	Name:	James W. Brown
	Title:	Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated November 20, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO).

(a)(1)(D)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A to this Statement).*

(a)(1)(E)	Summary Advertisement as published in the New York Times on November 20, 2012 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(F)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO).

(a)(1)(G)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO).

(a)(1)(H)	Press Release issued by Precision Castparts Corp., dated November 20, 2012 (incorporated by reference to Exhibit (a)(5)(B) of the Schedule TO).

(a)(2)	Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Annex B to this Statement).*

(a)(5)(A)	Press Release issued by Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities Exchange Commission on November 14, 2012).

(a)(5)(B)	Press Release issued by Precision Castparts Corp., dated November 9, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Titanium Metals Corporation with the Securities Exchange Commission on November 13, 2012).

(a)(5)(C)	Press Release issued by Titanium Metals Corporation, dated November 20, 2012.*

(a)(5)(D)	Class Action Complaint captioned Ira J. Gaines et al. v. Titanium Metals Corp. et al., Case No. 8029 filed on November 13, 2012 in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(E)	Petition filed by Kenneth Blew on November 12, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(F)	Petition filed by Kristy Jane Flynn on November 14, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(5)(G)	Class Action Complaint captioned Edith Strom v. Titanium Metals Corp. et al., Case No. 8040 filed on November 19, 2012 in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(5)(H)	Class Action Complaint captioned Doug Gardner v. Titanium Metals Corp. et al., Case No. CC-12-06941-D filed on November 16, 2012 in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

(a)(5)(I)	Complaint filed by William Rackliffe, on behalf of themselves and all others similarly situated, on November 19, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

(a)(5)(J)	Petition filed by Sergio Grobler on behalf of himself and all others similarly situated, on November 19, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

(a)(5)(K)	Complaint filed by John Mahlke and Robert Wiggins, on behalf of themselves and all others similarly situated, on November 20, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO).

(a)(5)(L)	Amended complaint filed by Alan Kahn, on behalf of himself and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO).

(a)(5)(M)	Amended complaint filed by Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan Dates 1/1/92, on behalf of themselves and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO).

(a)(5)(N)	Complaint filed by John Wolfner, on behalf of himself and all others similarly situated, on November 26, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO).

(a)(5)(O)	Press Release issued by Precision Castparts Corp., dated December 20, 2012 (incorporated by reference to Exhibit (a)(5)(Q) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities and Exchange Commission on November 14, 2012).

(e)(2)	Support Agreement, dated as of November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and certain stockholders of Titanium Metals Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities Exchange Commission on November 14, 2012).

(e)(3)	401(k) Support Agreement, dated as of November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Contran Corporation (incorporated by reference to Exhibit (d)(C) of the Schedule TO).

(e)(4)	The Combined Master Retirement Trust Support Letter, dated as of November 14, 2012 (incorporated by reference to Exhibit (d)(D) of the Schedule TO).

(e)(5)	Confidentiality Agreement, dated as of October 18, 2012, by and between Titanium Metals Corporation and Precision Castparts Corp. (incorporated by reference to Exhibit (d)(E) to the Schedule TO).

(e)(6)	Acknowledgement and Agreement dated November 19, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated by reference to Exhibit (d)(F) to the Schedule TO).

(e)(7)	Confidentiality Agreement, dated as of October 15, 2012, by and between Contran Corporation and Precision Castparts Corp. (incorporated by reference to Exhibit (d)(G) to the Schedule TO).

(e)(8)	Acknowledgement Agreement and Waiver, dated November 22, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated by reference to Exhibit (d)(H) to the Schedule TO).

*	Previously filed.